

December 12, 2011

<u>Via E-mail</u>
Mr. Evan D. Masyr
Senior Vice President and
  Chief Financial Officer
Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, CA 93012

> **RE: Salem Communications Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 000-26497**

Dear Mr. Masyr:

We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 2 -.Impairment of Goodwill and Indefinite-Lived Intangible Assets

1. We note that for market clusters that do not meet the first or second test benchmarks described in the fourth and fifth paragraphs of this note, you engage an independent third-party appraisal valuation firm to perform an appraisal of your broadcast licenses assuming a hypothetical start-up income approach. It appears to us that you are using this methodology as a preliminary screening to determine whether you need to engage an independent third-party valuation firm to perform the annual impairment test required by ASC 350-35-18. In this regard, it appears that the use of this approach does not meet the requirement of ASC

350-35-18 which requires a comparison of the fair value of an intangible asset with its carrying value at least on an annual basis. Therefore, we believe that you should use the hypothetical start-up income approach described in the sixth paragraph of this note to determine the fair value of all your market clusters in determining whether you need to record an impairment of your licenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director